COLUMBIA PROPERTY TRUST, INC.
COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES AND
RATIO OF EARNINGS TO FIXED CHARGES
(Dollars in thousands)

	Six Months Ended June 30, 2017	Year Ended December 31, 2016
Fixed charges
Interest expense[1]	$26,230	$60,674
Total fixed charges	$26,230	$60,674

Earnings available for fixed charges
Net income before taxes and equity in unconsolidated joint venture	$79,177	$92,287
Add: Fixed charges	26,230	60,674
Less: Capitalized interest	(253)	(265)
Total earnings available for fixed charges	$105,154	$152,696

Ratio of earnings to fixed charges	4.01	2.52

[1]	Interest expense has been adjusted to exclude interest income related to development authority bonds, which is entirely offset by the related interest income.